SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1 April 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 18 March 2005
99.2	Transaction in Own Shares dated 21 March 2005
99.3	Transaction in Own Shares dated 22 March 2005
99.4	Transaction in Own Shares dated 23 March 2005
99.5	Transaction in Own Shares dated 24 March 2005
99.6	Annual Report Published dated 29 March 2005
99.7	Transaction in Own Shares dated 29 March 2005
99.8	Transaction in Own Shares dated 30 March 2005
99.9	Transaction in Own Shares dated 31 March 2005

Exhibit 99.1

18 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 642.26p per share.

Exhibit 99.2

21 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 634.725p per share.

Exhibit 99.3

22 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 634.15p per share.

Exhibit 99.4

23 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 628.5p per share.

Exhibit 99.5

24 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,000,000 of its ordinary shares at a price of 625.68275p per share.

Exhibit 99.6

InterContinental Hotels Group PLC Annual Report 2004

29 March 2005

The Company's Annual Report and Financial Statements 2004, Notice of Annual General Meeting 2005 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit 99.7

29 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 626.662p per share.

Exhibit 99.8

30 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,500,000 of its ordinary shares at a price of 614.1283p per share.

Exhibit 99.9

31 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,250,000 of its ordinary shares at a price of 622.482p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	1 April 2005